EXHIBIT

LETTER OF INTENTION

TECHSITE STRATEGIES CORP.

c/o P.O. Box 23113 Connaught Postal Outlet

Calgary, Alberta

T2S 3B1

(the “Company”)

March 20, 2003

To:

Frontier Resources Ltd.

Re:

Acquisition of Mineral Resource Properties

Establishment of Joint Venture

Dear Sirs,

This binding letter agreement confirms the intention of the parties regarding the acquisition, by Techsite Strategies Corp. (“Techsite”), of certain Mineral Property Option Agreements (the “Option Agreements”), presently held by Frontier Resources Ltd. (“Frontier”), which agreements evidence the ownership of certain mineral claims located in the Shinyanga Mining District of Tanzania and cover approximately 500 square kilometers (the “Properties”).

Techsite is a reporting British Columbia resident company, the shares of which are traded on the TSX Venture Exchange in Canada and on the OTC Bulletin Board in the United States.

Frontier is a private company resident in Tanzania that has access to mineral claims/tenements in Tanzania, and as well has political, socio-economic and regulatory knowledge and expertise in the mineral exploration industry in that country.

Pursuant to the terms and conditions contained herein, Frontier agrees to assign to Techsite its interest(s) in the aforementioned Option Agreements.  Techsite will acquire an undivided seventy (70%) per cent interest in the Properties. In order to exercise its right, Techsite must complete and deliver a bankable feasibility study in respect of the Properties (the “Feasibility Study”), within seven (7) years of the effective date of the Formal Agreement – as defined hereinafter. Techsite is granted the further right to increase its interest in the Properties, to an undivided eighty (80%) per cent, by arranging, on behalf of itself and Frontier, one hundred (100%) per cent of the capital cost financing set out in the Feasibility Study.  Frontier’s interest in the Properties will, consequently, be reduced to an undivided twenty (20%) per cent.

Techsite is hereby granted a period of thirty (30) business days during which to complete a due diligence review of the Option Agreements and the Properties.

The parties hereto will use their best efforts to negotiate and execute a formal assignment agreement (the “Formal Agreement”), upon completion of the aforementioned thirty (30) day due diligence period.

Other relevant terms and conditions of this letter agreement, which are to be incorporated into the Formal Agreement are as follows:

Techsite will:

(a)

Use its best efforts to fund all on-going exploration and associated costs up to and including the completion of the Feasibility Study, in its own discretion;

(b)

Be the manager of the exploration programs on the Properties and assist Frontier in the determination of which mineral claims/tenements (the “Claims”), should be maintained and which should be relinquished; and

(c)

Ensure that all exploration expenditure requirements are met in a timely manner, in accordance with the Tanzania Mining Act, in order that the Claims are maintained in good standing through their anniversary dates.

Frontier will:

(d)

Be responsible for ensuring that the Claims remain in good standing and remain in compliance with all regulatory requirements during the period during which they remain a part of the Properties;

(e)

Ensure that all filings required to be made in respect of the Claims with the applicable regulatory authorities are infact made; and

(f)

Provide logistical and local knowledge support.

Each party is hereby granted a right of first refusal respecting the acquisition of the other party’s interest in the Properties, in the event that other party wishes to sell such interest

In addition to the above, Techsite and Frontier also intend to jointly pursue and acquire additional mineral claims/tenements and, to that end, will negotiate the terms of and execute a Joint Venture Agreement. As with the Properties described above, it is the intention of the parties that Techsite will earn an undivided seventy (70%) per cent interest by providing funding and exploration expertise, while Frontier will maintain the claims in good standing and provide logistical support.

The above sets forth the essential terms and conditions of agreement between the parties hereto.  In the event the foregoing is acceptable, please indicate your consent by signing this letter agreement where indicated.

Agreed to and accepted this  ___day of March, 2003.

Techsite Strategies Corp.

per:

”Signed"

Authorized Signatory

Frontier Resources Ltd.

per:

”Signed”

Authorized Signatory

#